 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

DIVIDEND CAPITAL TOTAL REALTY TRUST, INC.
(Name of Subject Company)

MPF FLAGSHIP FUND 14, LLC; MPF INCOME FUND 26, LLC; MPF NORTHSTAR FUND, LP; MPF FLAGSHIP FUND 15, LLC; MPF PLATINUM FUND, LP; COASTAL REALTY BUSINESS TRUST ; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$50,000,000	$5,805.00

*	For purposes of calculating the filing fee only. Assumes the purchase of 10,000,000 Shares at a purchase price equal to $5 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,805
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: September 30, 2011

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Flagship Fund 14, LLC; MPF Income Fund 26, LLC; MPF Northstar Fund, LP; MPF Flagship Fund 15, LLC; MPF Platinum Fund, LP; Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 10,000,000 shares of common stock (the “Shares”) in Dividend Capital Total Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $5 per Share, less the amount of any dividends declared or made with respect to the Shares between September 30, 2011 (the “Offer Date”) and November 21, 2011 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 30, 2011 (the “Offer to Purchase”) and the related Assignment Form.

The Offer is being amended by disclosing the following information.  The Purchasers previously filed a Schedule TO-T under Regulation 14D on September 23, 2011, proposing a tender offer to purchase 1,000,000 Shares of the Corporation at $5 per Share.  The Corporation refused to mail the offer to shareholders contending that it was for less than 5% of the outstanding Shares of the Corporation so it was not required to mail the offer. The Corporation also alleged that the offer violated the Corporation’s charter because it was an offer that was not “subject to Regulation 14D” even though it was filed with the Securities Exchange Commission on Schedule TO-T, promulgated by the commission under Regulation 14D, and despite the fact that the Commission has taken it upon itself to issue comments to the Purchasers regarding the offer.  Nonetheless, because the Corporation said that it would exercise its rights to redeem any tendered Shares in that offer, the Purchasers terminated the offer under the condition of Section 13(b), which provided that the Purchasers could terminate the offer if there “shall be any action taken…which will, directly or indirectly result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above”; paragraph (a), clause (ii) is triggered if the action “imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Shares.” The Purchasers then filed the current Offer for greater than 5% of the Corporation’s Shares, and the Purchasers have every intention to purchase any and all Shares tendered hereunder, up to 10,000,000 Shares.  The Corporation’s purported rights under the charter to redeem Shares owned by the Purchasers prior to the Offer do not extend to Shares tendered in this Offer, and the Purchasers will purchase any such Shares regardless of the Corporation’s efforts.

On October 11 and 14, 2011, the Corporation purported to purchase 64,703.5 and 7,288.48 Shares, respectively, owned by the Purchasers.  The Purchasers have refused to comply with such purchase, have instructed the transfer agent to reject any such transfer, have refused to negotiate and have returned the checks issued by the Corporation, and have sued the Corporation in U.S. District Court for (1) violations of Section 10(b) of the Securities Exchange Act of 1934 and SEC Rule 10b-5; (2) violations of Section 14(a) of the Securities Exchange Act of 1934 and SEC Rule 14a-9; (3) declaratory relief providing that Section 12.7 of the Corporation’s charter did not apply to the Purchasers’ September 23, 2011, Schedule TO, that it was not in violation of Section 12.7, that the Corporation has no right to repurchase Purchasers’ Shares, that the Corporation must cease its attempt to repurchase the Purchasers’ Shares and return to Purchasers any such shares which have already been transferred to the Corporation, that the Corporation must refrain from pursuing a tender offer that unfairly competes with the Purchasers’ tender offer, and that the Corporation must comply with its Charter and provide a copy of the shareholder list to the Purchasers as requested; and (4) Unfair Competition under California Bus. & Prof. Code § 17200 et seq.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           November 8, 2011

MPF Flagship Fund 14, LLC; MPF Income Fund 26, LLC; MPF Northstar Fund, LP; MPF Flagship Fund 15, LLC; MPF Platinum Fund, LP; Coastal Realty Business Trust
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President